# AMENDED OPERATING AGREEMENT
## *BIGHORN DESIGN STUDIO, LLC*

### ARTICLE I.
### INITIAL MATTERS

1.1 PURPOSE/INTENT. The Members' purposes and intentions for Bighorn Design Studio, LLC (hereinafter the "Company") hereafter are as follows:

a. The Members had been collaborating under two separate Wyoming limited liability companies – this Bighorn Design Studio, LLC and the separate Surf Wyoming, Limited Company, each member with differing ownership interests in each of the two companies but which were intertwined enough that the Members of each wish to combine the two entities and the assets/obligations of each under this one Company for all operations to occur under one entity – this Company – and the separate "Surf Wyoming, Limited Company" will be dissolved as a limited liability company, no longer be a separate entity with a separate tax return and will run as a DBA under the Company. The Company and the Members expressly declare their intend that this be a "Type A" Reorganization as a statutory merger or consolidation and that the members of Surf Wyoming LC exchange their interests for the acquirer entity (i.e., Big Horn Design Studio, LLC) interests and up to 60% boot. Surf Wyoming will be liquidated and all of the assets and liabilities are assumed by the Company, and Surf Wyoming will be completely acquired and liquidated. No cash will be paid to the shareholders of Surf and the basis of Surf will be integrated into the basis of the Company.

b. The Members intend that the Company's primary services and operations shall be: light manufacturing, merchandising services, eCommerce and fulfilment services;

c. Under the umbrella of the Company, the Company shall operate the following brands and business ventures: (i) *Surf Wyoming* brand; (ii) *Plaza Gallery*; (iii) Shirty Words, LLC, a Wyoming limited liability company of which the Company will own a 50% interest therein and which will operate: *Wyoming Magazine*, *Adventure Wyoming*, *Sheridan Brand*, *Gillette Gazette*; (iv) a thirty percent (30%) interest in Rural Route Proud; (v) a thirty (30%) of Rods Reels and Heals; and any and all other ventures the Members agree to operate by and under the Company;

d. While the Company will be the parent/umbrella entity for all business generated by/for the separate brands and projects under it, the formerly-separate "Surf Wyoming" brand was promoted, in part, by the design efforts and other expertise provided by Krista A. Treide-Borowski and Ben Borowski. In consideration of that expertise, the Company intends to give Krista A. Treide-Borowski and Ben Borowski a first right/option to provide work in their expertise for Surf Wyoming and the other various brands and products promoted by the Company.

e. any other purpose which the Members may hereafter agree and which are allowable under the law.

1.2    PRINCIPAL OFFICE. The initial principal office of the Company shall be located at 201North Main Street, Sheridan, Wyoming 82801. The Company may have such other offices, either within or without the State of Wyoming, as the Members may designate or as the business of the Company may from time to time require.

1.3    REGISTERED OFFICE. The address of the initial registered office of the Company is Paul H. Treide III (PJ) and the initial registered agent at such address is 12 Thunderbird Drive, Sheridan, WY 82801. The registered office and the registered agent may be changed from time to time by action of the Members and by filing the prescribed form with the Wyoming Secretary of State.

1.4    MEMBERS AND REALLOCATION OF OWNERSHIP INTERESTS. The Members of Surf Wyoming, LLC and the Members of Bighorn Designs, LLC hereby combine and reallocate their ownership interests in the Company as set forth below. Each Member shall hereafter have the ownership percentage of the Company as noted in *Schedule A*, attached hereto and incorporated herein

## ARTICLE II.
## MEETINGS

2.1    ANNUAL MEETING. The annual meeting of the Company is intended by the Members to be held sometime during the first quarter of each year, beginning with the year 2017, for the purpose of transacting of such business as may come before the meeting, unless otherwise agreed by all members.

2.2    REGULAR MEETINGS. The Members may, but are not required to, prescribe the time and place for the holding of regular meetings, other than the Company's annual meeting, and may provide that the adoption of a resolution to such effect shall constitute notice of such other regular meetings.

2.3    SPECIAL MEETINGS. Special meetings of the Members, for any purpose, unless otherwise prescribed by statute, may be called by any Member.

2.4    NOTICE OF SPECIAL MEETING. Written or telephonic notice stating the place, day and hour of the meeting and, in case of a special meeting, the purposes for which the meeting is called, shall be delivered not less than five (5) calendar days before the date of the meeting, either personally or by certified mail, return receipt requested, by or at the direction of any Member to each Member entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the Member at his or her address as it appears on the books of the Company, with postage thereon prepaid. When all the Members of the Company are present at any such special meeting, or if those not present sign in writing a waiver of notice of such meeting or subsequently ratify all the proceedings thereof, then the transactions of such meeting are as valid as if a meeting were formally called and notice had been given.

2.5    QUORUM. At any meeting of the Members, a majority of the equity interests as determined from the capital contribution of each Member as reflected by the books of the

Company, represented in person or by proxy, shall constitute a quorum for transaction of business whether such meeting be the annual meeting, a designated regular meeting or a special meeting. If less than said majority of the equity interests are represented at a meeting, a majority of the interests so represented may adjourn the meeting without further notice. The Members present at a duly organized meeting may continue to transact business only until adjournment.

2.6     PROXIES.   At any meeting of the Members, a Member may vote by proxy executed in writing by the Member or by his or her duly authorized attorney-in-fact. Such proxy shall be filed with the Company before or at the time of such meeting. No proxy shall be valid after ninety (90) days from date of execution, unless otherwise provided in the proxy.

2.7     VOTING BY CERTAIN MEMBERS.       Certificates of Ownership standing in the name of a corporation, partnership or company may be voted by such officer, partner, agent or proxy as such entity may prescribe. Certificates of Ownership held by a trustee, personal representative, administrator, executor, guardian or conservator may be voted by him or her, either in person or by proxy, without a transfer of such certificates into his or her name.

2.8     MANNER OF ACTING.

2.8.1   FORMAL ACTION BY MEMBERS.   For all matters not including the brand "Surf Wyoming", the act of a **majority** of the Members' ownership interest represented by the Members at a meeting at which a quorum is present shall be the act of the Members. Voting shall be in accordance with each Member's percentage of ownership interest in the Company (ie., an affirmative vote of 51% of the ownership interest in the Company shall be the act of the Company).

For all matters relating to the brand "Surf Wyoming", Paul H. Treide III (PJ) and Ellen Treide and Krista A. Treide-Borowski and Ben Borowski shall have a 50/50 vote and no other Member of the Company shall have voting rights to decisions relating to this excluded Surf Wyoming brand.

2.8.2   PROCEDURE.   The Manager may preside at meetings of the Members until a successor is elected to so preside, and he may move, second or vote on any item of business. A record shall be maintained of the meetings of the Members. The Members may adopt their own rules of procedure which shall not be inconsistent with this Operating Agreement.

2.8.3   PRESUMPTION OF ASSENT.   A Member of the Company who is present at a meeting of the Members at which action on any matter is taken shall be presumed to have assented to the action taken, unless his or her dissent shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by certified mail to the secretary of the meeting immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Member who voted in favor of such action.

2.8.4   INFORMAL ACTION OF MEMBERS.   Unless otherwise provided by law, any action required to be taken at a meeting of the Members, or any other action which may be taken at a meeting by the Members, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all the Members entitled to vote with respect to the subject thereof.

2.9   ORDER OF BUSINESS. The order of business at all meetings of the Members shall be as follows:

1.   Roll Call.
2.   Showing of notice of meeting or waiver of notice.
3.   Reading of minutes of preceding meeting.
4.   Report of the Manager.
5.   Unfinished Business.
6.   New Business.

2.10   TELEPHONIC MEETING.   Members of the Company may participate in any meeting of the Members by means of conference telephone call or similar communication if all persons participating in such meeting can hear one another for the entire discussion of the matters to be voted upon. Participating in a meeting pursuant to this Section shall constitute presence in person at such meeting.

## ARTICLE III.
## FISCAL MATTERS

3.1   FISCAL YEAR.   The fiscal year of the Company shall be a calendar year, unless otherwise designated by a vote of the Members.

3.2   DEPOSITS. All funds of the Company shall be deposited from time to time to the credit of the Company in such banks, credit unions, trust companies or other depositories as the Members may select.

3.3   CHECKS/DRAFTS AND REGISTRY.   All checks, drafts or other orders for the payment of money and all notes or other evidences of indebtedness issued in the name of the Company shall be signed as set forth in any banking resolution of the Company.

3.4   LOANS. No loans shall be contracted on behalf of the Company and no evidence of indebtedness shall be issued in its name unless authorized by a resolution **unanimously** approved by the Members. Such authority may be general or confined to specific instances.

No Member of the Company shall, without a majority vote of the Members' percent of ownership interest, borrow or loan money, or make, execute, deliver, accept, endorse, except for deposit and collection, any commercial paper, or, except for the ordinary purposes of the Company, use or employ the credit, money or the other property of the Company.

3.5   CONTRACTS. The Members may authorize any Member or agent of the Company to enter into any contract or execute any instrument in the name of and on behalf of the Company. Such authority must be granted by written resolution and may be general or confined to specific instances.

3.6   ACCOUNTANT. One or more certified public accountants may be selected from time to time by the Members to perform such tax and accounting services as may, from time to time, be required. Any accountant may be removed by the Members without assigning any cause.

    3.7    LEGAL COUNSEL OF COMPANY; INITIAL ACKNOWLEDGMENT OF MEMBERS.  One or more attorneys at law may be selected from time to time by the Members to review the legal affairs of the Company and to perform such other services as may be required and to report to the Members with respect thereto. The legal counsel may be removed by the Members without assigning any cause.

## ARTICLE IV.
## COMPENSATION; DISTRIBUTIONS, NET PROFITS/LOSSES

    4.1    COMPENSATION TO MEMBERS.

The Members agree that Surf Wyoming will be treated as a separate brand. The Members agree that the sales for the "Surf Wyoming" brand will be accounted for under the umbrella of the Company, but the brand and goodwill of "Surf Wyoming" will be a brand separately owned, controlled and managed by Paul H. Treide III (PJ) and Ellen Treide Krista A. Treide-Borowski and Ben Borowski, with each have a 50/50 vote. For so long as Krista A. Treide-Borowski is a Member of the Company, the Company shall pay her Five Percent (5.0%) on all gross sales receipts from "Surf Wyoming" products sold by the Company as contract labor. Provided further, should the "Surf Wyoming" brand ever be sold, all sales proceeds from that brand shall be distributed equally to Paul H. Treide III (PJ) and Ellen Treide Krista A. Treide-Borowski and Ben Borowski, each being entitled to Fifty Percent (50%) of all net sales proceeds from the sale of just the Surf Wyoming brand.

    4.2.    The Members specifically agree that at the end of each fiscal year, the Members combined will not receive a distribution of more than a total of Twenty Percent (20%) of the net income of the Company, without the unanimous agreement of all Members. It is the Members' express intent that at least Eighty Percent (80%) of the Company's annual net income will be invested back into the Company each year in an effort to grow the same.

    4.3    DISTRIBUTION OF NET PROFITS/LOSSES.  After the Members account for the allocation of compensation otherwise described herein, the Company's net income, net loss and capital gains for each fiscal year of the Company shall be allocated at the end of each year to the Members on a pro rata basis in accordance with each Member's percentage of ownership interest in the Company.

## ARTICLE V.
## CERTIFICATES OF OWNERSHIP, TRANSFER,
## OWNERSHIP INTERESTS AND ADDITIONAL MEMBERS

    5.1    CERTIFICATES.  Certificates of Ownership representing one hundred percent (100.0%) of the ownership and equity interests in the Company shall be in such form as shall be determined by the Members. If the Members decide to issue Certificates of Ownership, they shall be signed by the Members. The name and address of the person to whom Certificates of Ownership are issued, with the percentage of equity ownership in the Company, and the date of issue, shall be entered in the certificate register of the Company. In case of a lost, destroyed or mutilated Certificate of Ownership, a new one may be issued upon such terms and indemnity to the Company as the Members may prescribe. Each certificate shall additionally bear the following language:

### 5.2 CAPITAL CONTRIBUTIONS; OWNERSHIP.

(a) The ownership interests in the Company are based on capital contributions to date as stipulated by the Members to now be in the proportions set forth on Schedule A, attached hereto and incorporated herein.

(b) Upon the **unanimous** written consent and agreement of the Members, the Members shall make additional capital contributions to the Company in proportion to their ownership intersts. Upon the making of such additional capital contribution, each Member will be deemed to have made an additional capital contribution of the value of their respective contributions. Each Member's capital contribution to the Company shall increase by the amount of such additional capital contribution.

Only upon the **unanimous** consent of the Members will Members be required or allowed to make additional capital contributions to the Company. In no event, however, shall an unauthorized capital contribution increase such Member's ownership interest in the Company.

(c) No Member shall have the right to withdraw his or her capital contribution or to demand and receive property of the Company or any distribution in return for his or her capital contribution, except as may be specifically provided in this Agreement or as required by law. In no event shall a Member receive out of Company property any part of her or his capital contribution until: (i) all liabilities of the Company -- except liabilities to Members on account of their capital contributions -- have been paid or there remains property of the Company sufficient to pay them, and (ii) the consent of all Members is had, unless the return of the contribution to capital may be rightfully demanded as provided under Wyoming law.

(d) Subject to the provisions of subsection (c) of this Section, a Member may rightfully demand the return of his or her capital contribution upon the dissolution of the Company.

5.3 CERTIFICATE REGISTER. Any and all changes by Members of amount of capital contributions may be formalized, and shall be formalized if so required by Wyoming law, by filing notice of the same with the Secretary of State by amendment of the Articles of Organization. Any such filing of the Articles of Organization, as amended, shall be deemed the register of certificates, absent which the Company shall maintain such register with the books and records of the Company.

5.4 TRANSFERS OF SHARES, INTEREST. No Member shall sell, assign, transfer, pledge, hypothecate, dispose of or encumber any interest in the Company or the Member's Certificate, now or hereafter owned, in the Company, except under the following circumstances:

(a) A Member who desires to withdraw, sell, assign, transfer, pledge, hypothecate, dispose of or encumber the Member's certificate must first obtain the written consent of all other Members of the Company. In the absence of such written consent, the Member desiring to take such action with regard to his interest or Certificate shall give to the Company and all other Members written notice of his intention pursuant to this Operating Agreement, the Wyoming Limited Liability Company Act. Such notice shall contain an offer to sell the Certificate in accordance with the terms specified in Section 5.5, below.

5.5 WITHDRAWAL OF MEMBER; PURCHASE OF MEMBER'S INTEREST – BUY/SELL PROVISIONS. The death, withdrawal, retirement, resignation, expulsion, bankruptcy or dissolution of a Member, or the occurrence of any other event which terminates the continued membership of a Member in the Company (hereinafter called a "Dissolution Event"), shall result in the dissolution of the Company unless at least one remaining Member consents to the continuation of the business of the Company (" hereinafter called "Consent").

If the Member whose actions or conduct resulted in the Dissolution Event (hereinafter called the "Former Member") or such Former Member's personal representative, trustee or heirs rightfully demands the return of his interest by a written notice to the remaining Members, the Company (if the remaining Members, by a majority of such Members' percent of ownership interest, consent in writing) or remaining Members, to avoid dissolution of Company, shall within six (6) months following such written notice, purchase the Former Member's Interest in accord with the terms of the Company's **BUY-SELL AGREEMENT,** attached hereto and incorporated herein.

Nothing contained in this Section is intended to prohibit Members, by **unanimous** agreement, from agreeing upon terms and conditions for the purchase by the Company or any Member of the interest of any Member in the Company or any Members of the interest of any Member in the Company desiring to retire, withdraw or resign, in whole or in part, as a Member (on such terms and conditions as may be agreed upon by the selling Member and the Company or the remaining Member(s) as the case may be).

5.6 ADDITIONAL MEMBERS. There shall be no additional Members of the Company unless all Members of the Company unanimously agree in writing to accept a new Member and unanimously agree to the new Member's ownership and equity interest in and contributions to the Company. Unless accepted as a Member, no person, entity or organization shall have the right to: (i) hold any legal or equitable interest in the Company, (ii) participate in the meetings, voting, operation, control or management of the Company, or (iii) to share in any profit, loss, capital gain, or distribution from the Company.

5.7 NO SEPARATE EQUITY OWNERSHIP; NO SEPARATE OWNERSHIP INTEREST UNLESS A MEMBER. No person, entity or organization shall own or possess an equity interest or an ownership interest in the Company unless previously accepted as a Member of the Company, as otherwise provided herein.

5.8 DISSOLUTION.

(a) The Company shall be dissolved, its assets shall be disposed of by liquidation, and its affairs wound up, on the first to occur of the following:

(i) A determination by the **majority (ie., at least 51%)** of ownership interests of the Company, by a vote of the Members voting via their respective percentages of ownership, that the Company should be dissolved;

(ii)  The occurrence of a Dissolution Event, and the Company's or remaining Members' failure to purchase the interest of the Former Member as provided in Section 5.5 above;

(iii) Sale of all or substantially all of the assets of the Company; or

(iv)  At such earlier time as may be provided by applicable law.

(b)  Unless a majority of the remaining Members elect to continue the business of the Company under Section 5.5, then the Company shall execute a statement of intent to dissolve in such form as shall be prescribed by the Secretary of State of Wyoming. Such statement shall be executed as soon as possible following the occurrence of any of the events specified in this Section effecting the dissolution of the Company. Upon filing with the Secretary of State a statement of intent to dissolve, the Company shall cease to carry on its business, other than to the extent necessary to wrap it up, but its separate existence shall continue until a certificate of dissolution has been issued by the Secretary of State or until a decree dissolving the Company has been entered by a court of competent jurisdiction.

(c)  In settling accounts of the Company after dissolution, the liabilities of the Company shall be entitled to payment in the following order, all as required by the Act:

i.   Those to creditors, in the order of priority as provided by law, except those to Members of the Company on account of their contributions;

ii.  Those to Members of the Company in respect of their share of the profits and other compensation by way of income on their contributions; and

iii. Those to Members of the Company in respect of their contributions to capital.

## ARTICLE VI.
## BOOKS AND RECORDS

6.1  BOOKS AND RECORDS. The books and records of the Company shall be kept at the principal office of the Company or at such other places, within or without the State of Wyoming, as the Members shall from time to time determine.

6.2  RIGHT OF INSPECTION. Any Member of record shall have the right to examine, at any reasonable time or times for any purpose, any of the Company's books and records of account, minutes and records of the Company and to make copies thereof. Such inspection may be made by any agent or attorney of the Member. Upon the written request of any Member, the Company shall mail to such Member its most recent financial statements, showing in reasonable detail its assets and liabilities and the results of its operations.

6.3  FINANCIAL RECORDS. The financial records of the Company shall be kept and updated no less frequently than on a semi-annual basis. The Company shall provide a copy of all said records to the Members no less frequently than this basis. All financial records shall be maintained and reported based on generally accepted accounting principles.

Complete and accurate accounts of all transactions of the Company shall be kept in proper books of account, and each Member shall enter, or cause to be entered therein, a full and accurate account of all his or her transactions on behalf of the Company; and each Member hereto shall, at all times, have access to, and may inspect and copy, any of such books of account.

# ARTICLE VII.
## MANAGEMENT AND PROFESSIONAL SERVICES

7.1 MANAGEMENT. The Company shall be managed by the Members. Provided however, the daily operational decisions of the Company shall be vested in a Manager. The initial Manager shall be Paul H. Treide III (PJ), who may be removed and replaced with another Manager with the **unanimous** vote of all Members.

7.2 MANAGER'S SALARY. The Members have capped the Manager's salary at $86,000 per year unless and until approved by a **unanimous** vote of the Members.

7.3 OFFICERS. The Company shall not have officers, unless otherwise agreed by the Members hereafter.

# ARTICLE VIII.
## MISCELLANEOUS

8.1 NOTICE. Any notice required or permitted to be given pursuant to the provisions of the Wyoming Limited Liability Company Act, the Articles of Organization or this Operating Agreement shall be effective as of the date personally delivered, or if sent by mail, on the date deposited with United States Postal Service, prepaid and addressed to the intended receiver at his/her last known address as shown in the records of the Company.

8.2 WAIVER OF NOTICE. Whenever any notice is required to be given pursuant to the provisions of the Wyoming Limited Liability Company Act, the Articles of Organization or this Operating Agreement, a waiver thereof, in writing, signed by the persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

8.3 INDEMNIFICATION BY COMPANY. The Company shall indemnify an individual made a party to a proceeding because he/she is or was a Member, manager, officer, organizer, employee or agent of the Company against liability incurred in the proceeding if:

(a) They conducted themselves in good faith;
(b) They reasonably believed that their conduct was in or at least not opposed to the Company's best interest; and
(c) In the case of any criminal proceeding, they had no reasonable cause to believe their conduct was unlawful.

The Company shall pay for or reimburse the reasonable expenses incurred by a Member, manager, officer, organizer, employee or agent of the Company who is a party to a proceeding in advance of final disposition of the proceeding if: the individual furnishes the Company a written affirmation of his/her good faith belief that he/she met the standard of conduct described herein; the individual furnishes the Company a written undertaking executed personally or on his/her behalf to repay the advance if it is ultimately determined that he/she did not meet the standard of conduct; and a determination is made that the facts then known to those making the determination would not preclude indemnification under applicable law. The undertaking required by this paragraph shall be an unlimited general obligation, but need not be secured and may be accepted without reference to financial ability to make repayment.

The indemnification and advance of expenses authorized herein shall not be exclusive to any other rights to which any Member, manager, officer, organizer, employee or agent may be entitled under any agreement, vote of Members or otherwise. The Articles of Organization shall not be interpreted to limit in any manner the indemnification or right to advancement for expenses of an individual who would otherwise be entitled thereto. This Operating Agreement shall be interpreted as mandating indemnification and advancement of expenses to the extent permitted by law.

8.4    INDEMNIFICATION FUNDING.    The Company shall fund the indemnification obligations provided herein in such manner and to such extent as the Members may from time to time deem proper.

8.5    DUALITY OF INTEREST TRANSACTIONS.    Members of the Company do not have the duty of undivided loyalty to the Company but shall act in matters affecting the Company's interests in accord with the best interests of the Company. Not all of each member's dental services must be rendered through the Company and each may provide their professional services outside this Company in other cities.

8.6    ANTICIPATED TRANSACTIONS.    Notwithstanding the provision of Section 8.5, it is anticipated that the Members will have other legal and financial relationships. Representatives of the Company, along with representatives of other entities may, from time to time, participate in the joint development of contracts and transactions designed to be fair and reasonable to each participant and to afford an aggregate benefit to all participants. Therefore, it is anticipated that the Company will desire to participate in such contracts and transactions and, after ordinary review for reasonableness, that the participation of the Company in such contracts and transactions may be authorized by the Members.

8.7    GENDER AND NUMBER.    Whenever the context requires, the gender of all words used herein shall include the masculine, feminine and neuter, and the number of all words shall include the singular and plural thereof.

8.8    ARTICLES AND OTHER HEADINGS.    The Articles and other headings contained in this Operating Agreement are for reference purposes only and shall not affect the meaning or interpretation.

8.9    REIMBURSEMENT OF OFFICERS AND MEMBERS.    Officers and the Members shall receive reimbursement from the Company for expenses reasonably incurred in the performance of their duties.

8.10    COUNTERPARTS; FACSIMILE.    This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same instrument. However, in making proof hereof it will be necessary to produce only one copy hereof signed by the party to be charged. The Members may sign this Agreement via facsimile, and any such signature shall be as effective as any other method. A facsimile copy of this Agreement shall have the same force and effect as an original hereof.

8.11    USE OF COMPANY PROPERTY. Except as specified herein, no Member, Officer, or Agent of the Company shall be entitled to the personal use of Company property. The Members, by unanimous written agreement, may create policies, rules or regulations for use of the Company's property; barring such unanimous agreement no such use shall take place, and to the extent use occurs such use shall not establish a precedent for creation of policies, rules or regulations for the use of Company property.

## ARTICLE IX.
## AMENDMENTS

9.1    AMENDMENTS. This Operating Agreement may be altered, amended, restated, or repealed and a new Operating Agreement may be adopted by **unanimous written** action, after notice and opportunity for discussion of the proposed alteration, amendment, restatement, or repeal.

### *CERTIFICATION*

THE UNDERSIGNED, being all of the Members of Bighorn Design Studio, LLC, a Wyoming limited liability company, hereby evidence their adoption and ratification of the foregoing Operating Agreement of the Company.

DATED EFFECTIVE: March 1, 2017





Paul H. Treide III (PJ)                                    Ellen Treide



LIVING TRUST
DTD 10/4/99

Paul H. Treide Jr.





Krista A. Treide-Borowski                                 Ben Borowski

### Schedule A to
### Amended Operating Agreement

MEMBER | OWNERSHIP INTEREST

Paul H. Treide III (PJ)
And Ellen Treide, as
Husband/wife
$85.45$ %

Paul H. Treide Jr.
$10.30$ %

Krista A. Treide-Borowski
and Ben Borowski,
as wife/husband
$4.25$ %

Company In-House
~~0~~ %